

June 3, 2011

Mr. F. McKamy Hall
Chief Financial Officer
Astec Industries, Inc.
1725 Shepherd Road
Chattanooga, TN 37421

> **Re: Astec Industries, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 001-11595**

Dear Mr. Hall:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page A-13

1.   Please tell us your consideration of providing enhanced liquidity disclosures to discuss the amount of cash, cash equivalents and investments held by foreign subsidiaries that would be subject to a potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries to illustrate that some investments are not presently available to fund domestic operations such as

corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page A-30

Concentration of Credit Risk, page A-31

2.   On page A-31 you disclose that management records an allowance for doubtful accounts at a level sufficient to recover *potential* credit losses. Please explain how management considered ASC 310-10-35-8 which requires recognition of a loss when information available before the financial statements are issued or are available to be issued indicates that it is *probable* that an asset has been impaired at the date of the financial statements and the amount of the loss can be reasonably estimated.

Inventories, page A-31

3.   Under FASB ASC 330-10-35-14 and SAB Topic 5-BB, inventory impairment charges establish a new cost basis for inventories. Accordingly, tell us how your policy of establishing an "inventory allowance" is consistent with that guidance. Confirm that inventory previously written down is not subsequently marked up through the allowance based on changes in underlying facts and circumstances.

4.   We note that you disclose the company's policies with respect to consideration of obsolete inventory or abnormal amounts of idle facility expense, freight, handling cost and wasted materials. Please tell us about the company's inventory policies with respect to other circumstances where there is evidence that the utility of goods is impaired such as physical damage or deterioration, changes in price levels, excessive levels of inventory or other causes. Refer to ASC 330-10-35-1 and 35-2.

Goodwill and Other Intangible Assets, page A-31

5.   We refer to your disclosure that you use a "variety of methodologies" in your goodwill impairment testing. With a view toward enhanced disclosure in future filings, please describe the models utilized with more specificity, disclose why you believe those models are the most appropriate in your circumstances and disclose how you weighted the results of the individual approaches.

Revenue Recognition, page A-32

6.   Please tell us how the company considered whether delivery has occurred or services have been rendered in determining whether revenue is realized or realizable and earned. Refer to SAB Topic 13.A.

7.   Please tell us the amount of bill and hold sales in each period presented. Please also discuss your analysis of why you believe that these customers have taken title and assumed the risks and rewards of ownership once the equipment is produced. Please also address your consideration of SAB Topic 13.A.3(a).

8.   We note that a significant portion of your sales include equipment designed to meet a customer's specific requirements. We also note that you provide installation services under multiple element arrangements. Please tell us how you considered SAB Topic 13.A.3(b). Given the significance of these sales, please tell us why your revenue recognition policy does not provide additional information about your policies for these sales. Refer to SAB Topic 13.B.

Litigation Contingencies, page A-35

9.   We refer to your disclosure indicating you do not believe litigation contingencies will have a material impact on your financial position. Please tell us the impact on your results of operation and cash flows and why you did not include this information in your disclosures.

Note 3. Fair Value Measurements, page A-37

10.   Please tell us where you have included the disclosure describing the hierarchy of Level 1, 2 and 3 inputs used to determine your fair value measurements. Refer to FASB ASC 820-10-50.

Note 5. Goodwill, page A-39

11.   We refer to the disclosures regarding key assumptions utilized in goodwill
        impairment analysis. With a view toward enhanced disclosure in future filings,
        please consider the following:

        •   Clarify the nature of the key assumptions for the individual models, including
            how those key assumptions were determined.
        •   Provide a discussion of the degree of uncertainty associated with the key
            assumptions.
        •   Describe potential events and/or changes in circumstances that could
            reasonably be expected to negatively affect the key assumptions.

12.   We note that you included a goodwill impairment charge of $16,716,000 within
        intangible asset impairment charges of $17,036,000 in 2009 in your consolidated
        statements of operations on page A-26. In future filings, please present the
        aggregate amount of goodwill impairment losses as a separate line item in your
        statements of operations unless the goodwill impairment loss is associated with a
        discontinued operation consistent with ASC 350-20-45-2.

13.   We note the disclosure of your goodwill impairment policy on page A-31. Please
        explain how you applied Step 2 of the impairment test for goodwill in
        determining the implied fair value of your goodwill consistent with ASC 350-20-
        35-9 through 35-16.

Note 7. Property and Equipment, page A-40

14.   We note your disclosure on page A-31 showing major classes of depreciable
        assets as airplanes, buildings, and equipment. On page A-40 the categories are
        land, land improvements and buildings, and equipment. Given that net property
        and equipment represents approximately 26% of your total assets, please tell us
        how you considered the disclosures required by ASC 360-10-50-1(b) which
        requires disclosure of the balances of major classes of depreciable assets.

Note 10. Product Warranty Reserves, page A-41

15.   Please tell us how you considered the disclosures required by ASC 460-10-50-
        8(c), including the requirement to disclose the aggregate changes in the liability
        for accruals related to product warranties issued during the reporting period and
        the aggregate changes in the liability for accruals related to preexisting warranties
        (including adjustments related to changes in estimates).

Note 14. Income Taxes, page A-46

16.   We note your disclosures in the last paragraph on page A-47. Please tell us how
         you considered the disclosure requirements of ASC 740-30-50-2(b) relating to
         disclosing the cumulative amount of earnings that are considered to be
         indefinitely reinvested.

Exhibits 31.1 and 31.2

17.   We note here and in your Form 10-Q for the quarterly period ending March 31,
         2011, the identification of the certifying individual at the beginning of the
         certification required by Exchange Act Rule 13a-14(a) also includes the title of
         the certifying individual. In future filings, the identification of the certifying
         individual at the beginning of the certification should be revised so as not to
         include the individual's title.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

     In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
       filing;

   •   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding
       initiated by the Commission or any person under the federal securities laws of the
       United States.

       You may contact Leigh Ann Schultz at (202) 551-3628 or Kate Tillan, Assistant
Chief Accountant, at (202) 551-3604 if you have questions regarding these comments.
You may also contact me at (202) 551-3671 with any other questions.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant